SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2023

On February 29, 2024, the Board of Directors of Woori Financial Group Inc. (“Woori Financial Group”) passed the following resolution to hold the annual general meeting of shareholders (the “AGM”) on March 22, 2024.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 22, 2024; 10:00 A.M. (Korea Standard Time)

•	Venue: Woori Bank Head Office Building, Synergy Hall, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea (subject to change in the case of extraordinary circumstances)

•	Agenda:

1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2023 (Jan. 1, 2023 – Dec. 31, 2023)

2. Election of directors (5 Independent directors)

-	2-1 Candidate for Independent director : Chan-Hyoung Chung

-	2-2 Candidate for Independent director : In-Sub Yoon

-	2-3 Candidate for Independent director : Yo-Hwan Shin

-	2-4 Candidate for Independent director : Eun-Ju Lee

-	2-5 Candidate for Independent director : Sunyoung Park

3. Election of Audit Committee Members who are Independent directors (2 directors)

-	3-1 Candidate for Audit Committee Member who is an Independent director : Chan-Hyoung Chung

-	3-2 Candidate for Audit Committee Member who is an Independent director : Yo-Hwan Shin

4. Approval of the Maximum Limit on Directors’ Compensation

Agenda details

•	Appointment of Independent directors

Name	Date of Birth	Term of Office	Appointment	Career Background (including current position)		Other Positions Held (Institution Name and Title) (Note1)
Chan-Hyoung Chung	February 1956	From the end of the AGM for FY2023 to the end of the AGM for FY2024	Re Appointment	2019-Current 2018-Current 2015-2018 2015-2015 2007-2014	- Independent Director, Woori Financial Group - Independent Director, Woori Bank - CEO, POSCO Capital - Vice Chairman, Korea Investment Management - CEO and President, Korea Investment Management	- Independent Director, Woori Bank
In-Sub Yoon	January 1956	From the end of the AGM for FY2023 to the end of the AGM for FY2024	Re Appointment	2022-Current 2018-2021 2010-2017 2008-2010 2007-2008	- Independent Director, Woori Financial Group - Chairman of the Board of Directors and Chairman, Fubon Hyundai Life Insurance - CEO, Korea Ratings - CEO, Hana HSBC Life Insurance - CEO, Hana Life	-
Yo-Hwan Shin	December 1962	From the end of the AGM for FY2023 to the end of the AGM for FY2024	Re Appointment	2022-Current 2017-2020 2015-2017 2011-2015	- Independent Director, Woori Financial Group - CEO, Shinyoung Securities Co., Ltd. - General Executive Director, Shinyoung Securities Co., Ltd. - Executive Director, Retail Business Headquarter, Shinyoung Securities Co., Ltd.	-
Eun-Ju Lee	February 1972	Please refer to Note 2	New Appointment	2023-Current 2023-Current 2021-Current 2008-Current 2001-2007

-  President, International Communication Association

-  Board Member, Center for Social Value Enhancement Studies

-  Head, Social Science Research Division on Digital Communications and Mental Health

-  Professor, Dept. of Communication, Seoul National Univ.

-  Professor, University of California, Davis

- Independent Director, SoCar Inc.(Resignation expected to be effective on Mar. 28, 2024)

Sunyoung Park	March 1982	Please refer to Note 3	New Appointment	2021-Current 2023-Current 2020-2022 2018-2020 2011-2018

-  Member, Financial Development Review Committee, Financial Services Commission

-  Associate Professor, Economics Department and Dean of Office of International Affairs, Dongguk University

-  Assistant Professor, Economics Department, Dongguk University

-  Research Fellow, Korea Capital Market Institute

-  Assistant Professor, Dept. of Industrial and Systems Engineering, KAIST

- Independent Director, HL Mando Corp. (Resignation expected to be effective on Mar. 26, 2024)

Note 1) Only includes positions held as a director, executive officer, or auditor

Note 2) The term of office of the independent director candidate Eun-Ju Lee will be from the effective date of her resignation as an independent director from SoCar Inc., where she currently serves, to the end of the AGM of Woori Financial Group for FY2025. Independent director candidate Eun-Ju Lee plans to resign from her position as an independent director of SoCar Inc., where she currently serves, before the AGM of Woori Financial Group her appointment as an independent director of Woori Financial Group will be contingent upon the appointment of a new independent director to succeed her at the shareholders’ meeting of SoCar Inc. in 2024. Her term of office as an independent director of Woori Financial Group will commence upon the appointment of such new independent director of SoCar Inc., which shall mark the effectiveness of the resignation of Eun-Ju Lee, the independent director candidate, from the position of an independent director of SoCar Inc. and will terminate after the AGM of Woori Financial Group for FY2025.

Note 3) The term of office of the independent director candidate Sunyoung Park will be from the date of her resignation as an independent director from HL Mando Corp., where she currently serves, to the end of the AGM of Woori Financial Group for FY2025. Independent director candidate Sunyoung Park plans to resign from her position as an independent director of HL Mando Corp., where she currently serves, before the AGM of Woori Financial Group, and her appointment as an independent director of Woori Financial Group will be contingent upon the appointment of a new independent director to succeed her at the shareholders’ meeting of HL Mando Corp. in 2024. Her term of office as an independent director of Woori Financial Group will commence upon the appointment of such new independent director of HL Mando Corp., which shall mark the effectiveness of the resignation of Sunyoung Park, the independent director candidate, from the position of an independent director of HL Mando Corp. and will terminate after the AGM of Woori Financial Group for FY2025.

◾	Appointment of Audit Committee Members who are Independent directors

Name	Date of Birth	Term of Office	Appointment	Career Background (including current position)		Other Positions Held (Institution Name and Title) (Note1)
Chan-Hyoung Chung	February 1956	From the end of the AGM for FY2023 to the end of the AGM for FY2024	Re Appointment	2019-Current 2018-Current 2015-2018 2015-2015 2007-2014	- Independent Director, Woori Financial Group - Independent Director, Woori Bank - CEO, POSCO Capital - Vice Chairman, Korea Investment Management - CEO and President, Korea Investment Management	- Independent Director, Woori Bank

Yo-Hwan Shin	December 1962	From the end of the AGM for 2023 to the end of the AGM for FY2024	Re Appointment	2022-Current 2017-2020 2015-2017 2011-2015	- Independent Director, Woori Financial Group - CEO, Shinyoung Securities Co., Ltd. - General Executive Director, Shinyoung Securities Co., Ltd. - Executive Director, Retail Business Headquarter, Shinyoung Securities Co., Ltd.	-

Note 1) Only includes positions held as a director, executive officer, or auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 29, 2024	By: /s/ Sung-Wook Lee
(Signature)

Name: Sung-Wook Lee
Title: Deputy President